	Tel 503 243 2300 Fax 503 241 8014	Holland & Knight LLP 2300 US Bancorp Tower
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www.hklaw.com
October 25, 2006
Mark A. von Bergen
(503) 243 5874
mark.vonbergen@hklaw.com
VIA OVERNIGHT MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
     Attn: Roger Schwall

Re:	Converted Organics Inc.
Registration Statement on Form SB-2, Amendment No. 3
Filed October 25, 2006
SEC File No. 333-135174
Dear Mr. Schwall:
          On behalf of Converted Organics Inc., a Delaware corporation, we submit the following responses to the Division’s letter of August 24, 2006 regarding Amendment No. 2 to the Registration Statement. For your convenience, we have reproduced the comments from your letter and our response follows each comment. All page references in our responses are to Amendment No. 3.
Use of Proceeds, page 14
          1. Please identify IBRC in a footnote to the table.
          On page 15, IBRC is identified in the fifth paragraph under the table.
          2. Specifically identify the “unrelated third party” and “unrelated third parties” from whom you secured loans in 2004 and 2005.
          On page 15, the names of the lenders have been added in the fourth paragraph under the table.
Capitalization, page 16
          3. We note your added disclosure on page 10 indicating that your bond issue is intended to be on a best-efforts basis, with no firm commitment. Please clarify on page 10 and under this heading whether this constitutes an all-or-none arrangement, or if there is a
Atlanta • Bethesda • Boston • Chicago • Fort Lauderdale • Jacksonville • Los Angeles Miami • New York • Northern Virginia • Orlando • Portland • San Francisco Tallahassee • Tampa • Washington, D.C. • West Palm Beach Beijing • Caracas* • Helsinki* • Mexico City • Tel Aviv* • Tokyo • *Representative Office

U.S. Securities and Exchange Commission
October 25, 2006

minimum. If there is a range, your pro forma information should be modified to clarify the extent of the $16.35 million bond issue that may ultimately be secured.
          In the last paragraph of page 3 and in the second full risk factor on page 11, disclosure has been added to clarify that the bond issue is being conducted on an all-or-none, best efforts basis.
Proposed Business, page 23
          4. As previously requested in our comment 11 issued on July 21, 2006, please disclose the duration and effect of all patents and licenses held.
          The disclosure under “IBRC License” on pages 32 and 33 has been modified to clarify that the Company considers its license to be properly characterized as a 40-year know-how license, the term and effect of which are not dependent on the patents referred to in the license agreement.
Principal Stockholders, page 39
          5. Please disclose the natural person with the power to vote or dispose of the securities held by Weston Solutions, Inc.
          The identity of the person with the power to vote and dispose of the shares held by Weston Solutions, Inc. has been added to footnote (8) on page 41.
Transfer Agent, Warrant Agent and Registrar, page 44
          6. We note your response to prior comment 18 issued on July 21, 2006, and will await the inclusion of your transfer agent in the next amendment.
          The name and address of the transfer agent have been added on page 46.
Representative’s Warrants, page 46
          7. It appears that you have made a private offer of your securities to the representative of the underwriters. Given the private nature of such offering, it does not appear that it is appropriate to include the initial offering of these securities on this registration statement. The registration of the resale of such securities may be appropriate. We may have further comment.
          Please be advised that the issuer has not made a private offer of securities to the representative of the underwriters. The representative’s warrants are merely an additional form of compensation requested by the representative of the underwriters as permitted by NASD rules. The issuance of the representative’s warrants is contingent upon the closing of this offering, and no offer or completed private offering has been made.

U.S. Securities and Exchange Commission
October 25, 2006

Legal Matters, page 47
          8. On July 21, 2006, we issued a letter and requested in comment 20 that you please remove the term “certain” from this section and describe in detail the legal matters to be passed upon. We await the response from your underwriter’s counsel.
          After discussion with the staff, on page 52, the identification of underwriters’ counsel has been revised to address your concern.
Financial Statements
          9. We have read your response to prior comment 22, explaining that you have chosen not to include the financial statements of the comparable interim periods of the preceding fiscal year that are required under Item 310(b) of Regulation S-B.
          As this is not an elective provision, we believe you should amend your filing to comply with this guidance.
          The comparable interim periods of 2005 have been added in the financial statements as required under Item 310(b) of Regulation S-B.
Note 1 — Significant Accounting Policies, page F-8
Nature of Operations
          10. We note the disclosure revisions made in response to prior comment 23, under this heading and on pages 33 and F-12, indicating that you distributed shares of your common stock to the owners of HRRY and MOM in completing your merger with these entities. Although you disclose that you accounted for the merger as a recapitalization, you continue to state that you have applied push-down accounting under SAB 54.
          The accounting that you suggest has been applied under SAB Topic 5:J concerns the revaluation of assets and liabilities held in a subsidiary entity acquired under purchase accounting when separate financial statements of that entity are being prepared. This fact pattern does not seem to correlate with the transaction you describe. Rather, it seems you may have applied reorganization accounting, along the lines discussed in paragraphs D11 through D18 of SFAS 141.
          Please submit a schedule showing all owners of each of the merged entities, and their respective interests, immediately before and after the transaction. As for the existing disclosures, please revise to include detail on page F-8 comparable to that on page 33.
          A schedule showing all owners of each of the merged entities, and their respective interests, immediately before and after the transaction is attached hereto as Attachment A. The

U.S. Securities and Exchange Commission
October 25, 2006

disclosure on page F-8 has been revised to be comparable to that on page 35, and we have clarified the recapitalization described thereon by applying reorganization accounting along the lines discussed in paragraphs D11 through D18 of SFAS 141 and have removed all references to push-down accounting.
          11. Modify disclosures explaining that no shares were issued to acquire MOM because it did not contribute value, to clarify that you received a 100 percent ownership interest in this shell entity, along with the 50 percent interest in HRRY, in exchange for the conveyance of the 300,000 shares to the three owners of MOM, if true. Also disclose any common holdings between the three individuals identified on page 33, the owners of Weston Solutions, Inc., and your founders; the relative holdings of these parties before and after the transaction should be clear.
          The disclosure on page F-8 under “Nature of Operations” has been modified to address this comment.
Note 5 — Debt, page F-11
          12. We understand that you issued bridge loans and bridge notes during the first half of 2006; and that along with those issuances there were provisions requiring you to issue bridge equity units consisting of common shares and warrants. Please expand your disclosure to clarify that you have not yet issued the bridge equity units, if true; and to explain whether the issuance would serve as an exchange for the bridge loans and bridge notes, or are incremental to those securities. Also clarify the arrangement related to the bridge equity units available to holders of the bridge notes in the event you do not hold your initial public offering before October 16, 2006; and whether there would also be issued warrants having cashless exercise provisions under this scenario.
          Disclosure has been added under “Bridge Financing,” on page F-12, to address this comment.
          13. Expand your disclosure to explain the method by which you determined the value of the bridge equity units in allocating proceeds between the debt and equity components.
          Disclosure has been added under “Bridge Financing, on page F-12, to address this comment.
Note 6 — Owners’ Equity (Deficit), page F-12
          14. We note you have modified your disclosures about the issuance of shares to founders under this heading in response to prior comment 24. Please further refine your disclosure to explain how you determined the value of the shares, which you have expensed as compensating to the founders.
          Disclosure has been added in Note 6 in the first paragraph under “Owners’ Equity (Deficit)” on page F-13 to address this comment. We have expanded the disclosure in the prospectus to explain the basis on which we determined the value of the shares issued to the founders, and provide the following more detailed explanation to you supplementally.
           As stated on page 24, in connection with the valuation of our stock on January 13, 2006, we followed guidance provided by the American Institute of Certified Public Accountants (“AICPA”) Task Force’s Audit and Accounting Practice Aid — Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). As a development stage company without significant resources and no current revenue-generating operations, we concluded that the expenditure of limited available funds to engage an outside valuation specialist to perform contemporaneous and comprehensive valuations on January 13, 2006 was not an appropriate use of financial resources. We instead derived relevant valuations internally using the AICPA Practice Aid and evaluated those figures in light of Generally Accepted Accounting Principles (“GAAP”) to establish book values for our accounting and book purposes.
           Chapter 6 of the AICPA Practice Aid recommends three general approaches to valuation: (i) the market approach, which compares a company’s financial data and ratios to other companies with similar characteristics in order to draw correlations relevant to valuation (the “Guideline Public Company Method”) or which examines transactions in a company’s equity securities with unrelated investors (the “Guideline Transactions Method”); (ii) the income approach, which develops an estimate of value for a company based on its historical or expected future financial performance (“Income Method”); and (iii) the asset (or replacement cost) approach, which uses an estimate of value for a company’s net assets (the “Asset Method”).

U.S. Securities and Exchange Commission
October 25, 2006

           According to the AICPA Practice Aid, “one of the principal elements contributing to a change in an enterprise’s fair value over time is the stage of development of the enterprise and, typically, value is created as an enterprise advances through the various stages of development.” Bearing this in mind, we considered the AICPA Practice Aid’s guidance on stages of enterprise development. The AICPA Practice Aid describes a “Stage 1” enterprise as one that has not yet generated product revenue and has a limited expense history. It also typically has an incomplete management team with a plan for initial product development and perhaps has secured seed capital or first round financing. We believe that, on January 13, 2006, Stage 1 most accurately describes our business, and we consider the Guideline Public Company Method, the Guideline Transactions Method, and the Income Method to be inappropriate valuation methods because (i) (under the Guideline Public Company Method) little relative comparative data for non-public companies in our industry are available to us (under the Guideline Transactions Method), there were no transactions to date in our equity securities with unrelated investors, and there had been no significant milestones to date, and (ii) (under the Income Method) projections of our cash flow or income are limited and subject to many assumptions that may be affected by factors beyond our control. We therefore were compelled to use the Asset Method in our analysis.
           Bearing in mind the AICPA Practice Aid’s description of stages of enterprise development, we identified the following key dates and events, among others, as relevant to the valuation analysis:

Developmental Stage 1

•	May 2, 2003 and July 29, 2003 (dates of organization for Mining Organics Management, LLC and Mining Organics Harlem River Rail Yard, LLC, respectively)

•	January 4, 2006 (date of incorporation of Converted Organics Inc.)

•	January 13, 2006 (stock was issued to our founders)

•	February 21, 2006 (date of reorganization)
           The general principle behind the asset-based approach is that the value of an enterprise is equivalent to the fair value of its assets less the fair value of its liabilities. On January 13, 2006, management made the assumption that the reorganization would occur. Accordingly, management’s application of this method involved individually valuing each asset, summing the values obtained, and deducting the fair values of individual liabilities.
           On January 13, 2006, we estimated that the company had a negative net asset value primarily due to the fact that the company assumed more liabilities than the assets it received from Mining Organics Management, LLC and Mining Organics Harlem River Rail Yard, LLC. In addition, we considered that the company’s common stock had a lack of marketability and the company had not yet achieved significant milestones. The company based the values on an external appraisal of its intangible asset (license) and management’s internal valuations of the company’s cash, deferred financing and issuance costs, accounts payable and other accrued expenses, accrued legal fees, accrued interest and term notes payable. The carrying amounts of the company’s cash, deferred financing and issuance costs, accounts payable and other accrued expenses, accrued legal fees, and accrued interest approximated their fair value due to the short term nature of these financial instruments. The fair value of the term notes payable was estimated by discounting the future cash flows using current rates offered by lenders for similar borrowings with similar credit ratings. The fair value of term notes payable approximated its carrying value. In connection with the issuance of the founders’ shares, because the company had a negative estimated value on January 13, 2006, the company recognized compensation expense at par value totaling $73 based on the minimum per share value under Delaware corporate law.

U.S. Securities and Exchange Commission
October 25, 2006

Note 9 — Related Party Transactions, page F-l 3
          15. You indicate that you intend to distribute $300,000 of the proceeds of your offering to various executive officers as payment for compensation accrued and expenses incurred but not reimbursed. However, you also explain that you have only accrued half of this amount as of June 30, 2006. Ordinarily, you would need to recognize expenses incurred by others on your behalf, particularly when the expenditure creates an obligation. You may find the guidance in SAB Topics 1:B and 5:T helpful in this regard. Revise your accounting and disclosure as necessary to reflect all costs of business; and to otherwise address the divergence of the amounts accrued and your intended distribution. Observe the provision calling for pro forma presentation of distribution accruals alongside the historical balance sheet under certain circumstances in SAB Topic 1:B.3.
          Disclosure has been added in the last paragraph under “Related Party Transactions,” on page F-14, to address this comment.
Note 10 — Stock Option Plan, page F-l3
          16. We have read your response to prior comment seven in which you indicate one of the reasons you did not assign a value to the warrants attached to each unit for sale is due to the uncertainty in valuing the warrants. However, under this heading you state that $1.25 is the estimate of fair value for the two warrants referenced, along with the expected offering price, in valuing the options to purchase shares granted by your Compensation Committee. Please reconcile your apparent assessment of value with the representation included in your response. Tell us the values assigned to the individual warrants; and describe the methodology and assumptions utilized in determining the values.
          Disclosure has been added in the third paragraph under “Note 10 — Stock Option Plan,” on pages F-14 and F-15, to address this comment. In our August 7, 2006 letter, in response to comment 7 contained in the Division’s July 21, 2006 letter, we explained why a different approach to valuing the warrants was used in presenting the information under “Dilution” on page 18; i.e., because of the uncertainty of assigning a value to the warrants, the Company chose the conservative approach of assigning no value at all. This approach, which is explained in the second sentence of the “Dilution” section, is consistent with the presentation of dilution information for other unit offerings underwritten by Paulson Investment Company, results in greater dilution to the public shareholder than if value were attributed to the warrants and avoids the relative complexity of the valuation method explained in Note 10. For these reasons, the Company believes that using a different approach for valuing the warrants is justified in the Dilution table.
Confidential Treatment Request
          17. We are in receipt of your confidential treatment request dated July 5, 2006. We will respond under separate cover.
          We received your response under separate cover dated September 21, 2006 and responded on October 3, 2006 by limiting the duration of confidential treatment to 10 years.
Very truly yours,
HOLLAND & KNIGHT LLP
Submitted via Edgar
Mark A. von Bergen

Enclosures
cc:	Edward J. Gildea, Converted Organics
Tom Palmer, Tonkon Torp
Dana Wilson, Carlin, Charron & Rosen
Lorraine Maxfield, Paulson Investment Company

ATTACHMENT A
Schedule of Ownership Before Mergers
HRRY

Members	Percentage Ownership
MOM	50%
Weston Solutions, Inc.	50%
Total	100%
MOM

Members	Percentage Ownership
William A. Gildea	45%
John E. Tucker	45%
Thomas Buchanan	10%
Total	100%

ATTACHMENT A
Converted Organics Inc.

Stockholders	Shares Held	Percentage Ownership
William A. Gildea	136,551	19%
John E. Tucker	96,851	13%
Thomas Buchanan	70,000	10%
Edward J. Gildea	100,000	14%
John A. Walsdorf	110,000	15%
John P. Weigold	100,000	14%
Louis Rios	47,873	7%
Shelli Evans	28,724	4%
Paul Francis	16,667	2%
John Thomas	26,667	4%
Weston Solutions, Inc.	0	0%
Total	733,333	100%

ATTACHMENT A
Schedule of Ownership After Mergers
Converted Organics Inc.

Stockholders	Shares Acquired as Result of Mergers		Total Shares Held	Percentage Ownership
Weston Solutions, Inc.	300,000	(1)	300,000	23%
William A. Gildea	135,000	(2)	271,551	20%
John E. Tucker	135,000	(2)	231,851	17%
Thomas Buchanan	30,000	(2)	100,000	8%
Edward J. Gildea	—		100,000	8%
John A. Walsdorf	—		110,000	8%
John P. Weigold	—		100,000	8%
Louis Rios	—		47,873	4%
Shelli Evans	—		28,724	2%
Paul Francis	—		16,667	1%
John Thomas	—		26,667	2%

Total			1,333,333	100%

(1)	Consists of shares issued in connection with merger of HRRY into company.
(2)	Consists of shares issued in exchange for membership interests in MOM in connection with merger of HRRY into company. No shares were issued into connection with merger of MOM into company.